Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT UNDER
NATIONAL INSTRUMENT 51-102

Item 1. – Name and Address of Company:

Central Gold-Trust

55 Broad Leaf Crescent

Ancaster, ON

L9G 3P2

Item 2. – Date of Material Change:

February 12, 2008

Item 3. – News Release:

A news release with respect to the material change referred to in this report was issued through newswire services on February 12, 2008 and filed on the system for electronic document analysis and retrieval (SEDAR).

Item 4. – Summary of Material Change:

On February 12, 2008, Gold-Trust announced that it has completed the public offering of 287,000 Units of Gold-Trust at U.S.$36.65, for gross proceeds of U.S.$10,518,550.

Item 5.1. – Full Description of Material Change:

On January 31, 2008, Central Gold-Trust (“Gold-Trust”) announced that it had entered into an underwriting agreement with CIBC World Markets Inc. (the “Underwriter”), under which the Underwriter agreed to place, in all the territories and provinces in Canada (other than the province of Québec) and in the United States under the multi-jurisdictional disclosure system, 275,000 Units of Gold-Trust at U.S.$36.65 per Unit.  In addition, pursuant to the terms of the underwriting agreement, Gold-Trust granted to the Underwriter the right to increase the size of the offering by purchasing up to an additional 275,000 Units of Gold-Trust at the same price per Unit.

On January 31, 2008, Gold-Trust announced that the Underwriter partially exercised its right to increase the size of the offering and agreed to purchase an additional 12,000 Units of Gold-Trust at U.S.$36.65.

On February 12, 2008, Gold-Trust announced that it has completed the public offering of 287,000 Units of Gold-Trust at U.S.$36.65, for gross proceeds of U.S.$10,518,550.

In accordance with its investment policies, Gold-Trust invested the bulk of the net proceeds of the offering, in the amount of U.S. $8,397,627, in approximately 8,628 fine ounces of gold at U.S.$926.95 per ounce and in 432 fine ounces of gold at U.S.$925.70 per ounce and retained the balance of the net proceeds in the amount of U.S.$1,700,181 for general working capital expenditures.

The new total of issued and outstanding Units of Gold-Trust is 4,279,500. Immediately after closing of the offering, the holdings of Gold-Trust were represented by approximately 156,754 fine ounces of gold and U.S. $3,849,968 in cash primarily for working capital and additional bullion purchases.

Item 5.2. – Disclosure for Restructuring Transactions:

N/A

Item 6. – Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

N/A

Item 7. – Omitted Information:

N/A

Item 8. – Executive Officer:

Inquiries in respect of the material change referred to herein may be made to:

J. C. Stefan Spicer, President and Chief Executive Officer

Telephone:	(905) 304-4653
Facsimile:	(905) 648-4196
e-mail:	info@gold-trust.com

Item 9. – Date of Report:

February 19, 2008

/s/ J.C. Stefan Spicer
J. C. Stefan Spicer
President and Chief Executive Officer
Central Gold-Trust